UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VinFast Auto Ltd. (the “Company”) held its annual general meeting of shareholders on June 25, 2026 (the “Annual Meeting”). As of May 29, 2026, the record date for this Annual Meeting, there were a total of 2,339,536,010 ordinary shares outstanding and entitled to vote at the Annual Meeting. At the Annual Meeting, holders of 2,290,881,053 shares issued and outstanding and entitled to vote at the Annual Meeting were represented in person or by proxy and, therefore, a quorum was present in accordance with the Company’s Constitution. A brief description of each matter voted upon at the Annual Meeting and the number of votes cast for, withheld, or against, and the number of abstentions with respect to each matter, as applicable, is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Annual Meeting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: June 26, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Chief Financial Officer and Director

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